Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of a press release.

August 10, 2018

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

August 10, 2018

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,681 As of July 31, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 10, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 9 (Other Events)

Attached hereto is a Press Release entitled “Smart and Ericsson to deploy 5G in PH”.

Pursuant to the requirements of the Securities Regulations Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

By:

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

August 10, 2018

Smart and Ericsson to deploy 5G in PH

      MANILA, Philippines, August 10, 2018 – PLDT (PSE: TEL) (NYSE: PHI) wireless subsidiary Smart Communications, Inc. (Smart) and Ericsson have signed a Memorandum of Understanding (MoU) to deploy the country’s first 5G pilot network by the first half of 2019.

Under the MoU, the 5G network will be first deployed in Luzon, the country’s largest and most populous island where about a third of the population work and live.

The 3GPP compliant 5G Trial System that will be deployed in Smart includes Ericsson 5G RAN, Core and Transport solutions. The 5G pilot deployment will allow Smart to explore industry partnership engagements, collaborate with schools and universities, and further develop competence in 5G.

“As 5G opens up more opportunities for new services and solutions to offer to our customers, we are investing in future-proofing our network and making sure that our network is ready for 5G,” said PLDT-Smart chairman and CEO Manuel V. Pangilinan.

“Our partnership with Ericsson is part of our commitment to bring to the country the latest technologies to improve the experience of our customers, as well as boost the digital transformation of enterprises and industries,” he added.

“We are happy to partner with Smart to pioneer 5G in the Philippines. We believe first movers in 5G can reshape the market, grow market share and increase revenue streams. Combining improved capacity and ultra-low latency, 5G will help realize new use cases and business models and capture new revenue opportunities by addressing industry digitalization,” said Martin Wiktorin, Head of Ericsson Singapore, Brunei, Philippines and Pacific Islands.

Future-proofed network

“To be able to deliver 5G services to its customers in the future, Smart is upgrading its network’s Core and Transport elements. This includes upgrading to fiber the backhaul connecting the network’s cell sites around the country and deploying 5G-ready equipment in the ongoing LTE roll-out,” according to Mario G. Tamayo, PLDT and Smart Senior Vice President for Network Planning and Engineering.

“As we continue to ramp up the roll-out of LTE, LTE-Advanced and carrier aggregation technology nationwide, we are also making sure that these are already future-proof and 5G-capable,” Tamayo added.

Under its current upgrades, Smart is installing 5G-compatible radio equipment across its network, which now has over 2,000 5G-ready sites.

Exciting possibilities

With its capability to deliver extremely high speeds coupled with low latency, 5G opens up exciting possibilities for Internet of Things (IoT) applications for Filipinos, particularly in healthcare and smart cities.

Smart has been testing 5G since 2016, when it achieved with technology partner Nokia 5G speeds of 2.5 Gigabits per second (Gbps) using 100 MHz with latency of just 1 millisecond over a ‘live’ network--the first in the Philippines.

Months later, PLDT and Smart announced that it had signed a Memorandum of Understanding with technology partner Huawei Technologies Phils. “to shape the strategic and commercial development of the 5G ecosystem in the Philippines.” In particular, the two parties were looking to identify and develop the areas of technological innovation needed to deliver 5G, which is expected to provide the foundation for the digital connected society.

In June, Smart launched its 5G TechnoLab, which is the company’s flagship facility for the research and development, standardization, and testing of 5G and is designed to be a sustainable environment for innovative services.

With Huawei, Smart also successfully breached 5G speeds of over 14Gbps in a test held at the 5G TechnoLab using 5G New Radio, in which the second set of global standards have been recently ratified.

Parent company PLDT has committed historic levels of resources for network transformation. For 2018, PLDT capex is expected to reach P58 billion, which includes allocations for the aggressive roll-out of its fiber broadband service, which also supports the stepped-up deployment of the mobile network by providing high-capacity links for cellular base stations.

XXX

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippinelisted companies.

Contact person:

Ramon R. Isberto

PLDT Spokesperson

Tel. No.: +63 2 5113101

Fax No.: +63 2 5113100

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date:  August 10, 2018